Mail Stop 3561
      January 20, 2006

B. Keith Trent, Esq.
Group Vice President, General Counsel, and Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, NC  28203

      Re:	Duke Energy Holding Corp.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed December 9, 2005
		File No. 333-126318
		Duke Energy Corporation
		Form 8-K
		Filed December 9, 2005
		File No. 1-04928

Dear Mr. Trent:

      We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Duke Energy Corporation - Form 8-K

Note 13. Discontinued Operations and Assets Held for Sale, page 96
1. Please explain your basis in GAAP for excluding DENA Bayside operations prior to application of FIN 46 from discontinued operations. Please note and address the guidance in FASB Action
Alert no. 01-42.


* * * *


      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding the comment on the
financial
statements and related matters.  Please contact Kurt Murao,
Attorney
Adviser, at (202) 551-3338, David Mittelman, Branch Chief, at
(202)
551-3214 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	P. Gifford Carter, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (917) 777-3439

	Jeremy D. London, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (202) 661-8299

??

??

??

??

B. Keith Trent, Esq.
Duke Energy Holding Corp.
January 3, 2006
Page 1